UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
This Report on Form 6-K shall be incorporated by reference into the registrant’s (i) Registration
Statement on Form S-8 as amended (File No. 333-274681) and (ii) its Registration Statement on
Form S-8 as amended (File No. 333-278925), in each case, to the extent not superseded by documents or reports subsequently filed by the registrant under the Securities Act of 1933 or the
Securities Exchange Act of 1934, in each case as amended
Enclosure:  Unaudited condensed consolidated interim financial statements as of and for each of the six-
month periods ended 30 June 2024 and 2023, prepared in accordance with IFRS Accounting Standards, and related management’s discussion
Financial and Operating Report
for the six months ended 30 June 2024
London, Denver, Johannesburg, 6 August 2024 - AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) is pleased to provide its financial and operational update for the six-month period ended 30 June 2024.

GROUP - Key statistics
		Six months	Six months
		ended	ended
		Jun	Jun
		2024	2023
		US Dollar / Imperial
Operating review
Gold
Produced - Subsidiaries (1) (2)(3)	- oz (000)	1,096	1,081
Produced - Joint ventures (2)	- oz (000)	158	151

Sold - Subsidiaries (1) (2) (3)	- oz (000)	1,133	1,088
Sold - Joint ventures (2)	- oz (000)	154	154

Financial review
Gold income	- $m	2,491	2,144
Cost of sales	- $m	1,762	1,749
Total operating costs	- $m	1,376	1,416
Gross profit (loss)	- $m	749	435

Average gold price received per ounce * - Subsidiaries (1)(2)	- $/oz	2,178	1,917
Average gold price received per ounce * - Joint ventures (2)	- $/oz	2,219	1,941
Cost of sales - Subsidiaries	- $m	1,762	1,749
Cost of sales - Joint ventures	- $m	174	181
All-in sustaining costs per ounce * - Subsidiaries (1) (2) (3)	- $/oz	1,658	1,624
All-in sustaining costs per ounce * - Joint ventures (2)	- $/oz	1,078	1,060
All-in costs per ounce * - Subsidiaries (1) (2) (3)	- $/oz	1,913	1,888
All-in costs per ounce * - Joint ventures (2)	- $/oz	1,280	1,180
Total cash costs per ounce * - Subsidiaries (1) (2) (3)	- $/oz	1,200	1,209
Total cash costs per ounce * - Joint ventures (2)	- $/oz	866	880

Profit (loss) before taxation	- $m	580	76
Total borrowings	- $m	2,299	2,091

Profit (loss) attributable to equity shareholders	- $m	311	(39)
	- US cents/share	74	(9)
Headline earnings (loss) (4)	- $m	313	61
	- US cents/share	74	14
Net cash inflow (outflow) from operating activities	- $m	672	293
Capital expenditure - Subsidiaries	- $m	490	453
Capital expenditure - Joint ventures	- $m	61	44

(1) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023. All gold production, gold sold, average gold price received per ounce*, all-in sustaining costs per ounce*, all-in costs per ounce* and total cash costs per ounce* metrics in this document have been adjusted to exclude the CdS operation, unless otherwise stated.

(2) All gold production and gold sold metrics in this document are stated on a consolidated basis for subsidiaries and on an attributable basis for joint ventures, unless otherwise stated.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE).  These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Published 6 August 2024
June 2024
June 2024 Interim report - www.AngloGoldAshanti.com

Operations at a glance
for the six months ended 30 June 2024 and 30 June 2023
	Gold production		Cost of sales		Gross profit (loss)		Total cash costs per ounce*		All-in sustaining costs per ounce*
	oz (000)		$m		$m		$/oz		$/oz
	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23

AFRICA Joint ventures	158	151	174	181	167	117	866	880	1,078	1,060
Kibali - Attributable 45% (1)	158	151	174	181	167	117	866	880	1,078	1,060

AFRICA Subsidiaries	593	582	918	879	443	300	1,220	1,181	1,671	1,486
Iduapriem	128	118	167	195	122	45	943	1,004	1,380	1,396
Obuasi	108	117	180	157	69	85	1,269	1,020	1,910	1,392
Siguiri (4)	128	130	261	234	31	23	1,791	1,621	2,144	1,747
Geita	229	217	310	293	221	146	1,032	1,107	1,459	1,436
Administration and other			—	—	—	1

AUSTRALIA	246	265	438	414	125	102	1,393	1,296	1,609	1,510
Sunrise Dam	120	127	215	196	57	54	1,436	1,304	1,695	1,541
Tropicana - Attributable 70%	126	138	206	202	85	64	1,221	1,182	1,398	1,363
Administration and other			17	16	(17)	(16)

AMERICAS	257	234	405	455	222	37	974	1,185	1,414	1,932
Cerro Vanguardia (4)	86	86	175	151	88	44	954	1,128	1,323	1,607
AngloGold Ashanti Mineração (2)(3)	129	111	164	222	108	2	876	1,077	1,338	2,001
Serra Grande	42	37	65	80	27	(8)	1,302	1,620	1,848	2,432
Administration and other			1	2	(1)	(1)

PROJECTS	—	—	—	—	—	—	—	—	—	—
Colombian projects	—	—	—	—	—	—	—	—	—	—
North American projects	—	—	—	—	—	—	—	—	—	—

CORPORATE AND OTHER			1	1	(41)	(4)

Subsidiaries	1,096	1,081	1,762	1,749	749	435	1,200	1,209	1,658	1,624
Joint ventures	158	151	174	181	167	117	866	880	1,078	1,060

(1) Equity-accounted joint venture.

(2) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the CdS operation that was placed on care and maintenance in August 2023. CdS produced nil koz and 31koz for the six months ended
30 June 2024 and 2023, respectively. CdS did not record any total cash costs per ounce* or all-in sustaining costs per ounce* for the six months ended 30 June 2024. CdS recorded total cash costs* per ounce of $2,278/oz and all-in sustaining costs per ounce* of $3,031/oz for the six months ended 30 June 2023.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri and Cerro Vanguardia are owned 85% and 92.50% by AngloGold Ashanti, respectively.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti’s reporting for subsidiaries has shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting has only impacted subsidiaries with non-controlling interests
(i.e., Siguiri and Cerro Vanguardia), whereas joint operations (i.e., Tropicana) which are proportionately consolidated remain unaffected. Joint ventures (i.e., Kibali) which are accounted for under the equity method also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the six-month period ended 30 June 2023 have been adjusted to reflect this change in reporting.
June 2024 Interim report - www.AngloGoldAshanti.com

OVERVIEW
Comparison of operating performance in the six months ended 30 June 2024 with the six months ended 30 June 2023
In the Africa region, subsidiaries, gold production marginally increased by 11,000 ounces, or two percent, to 593,000 ounces at a cost of sales of $918 million and a total cash cost per ounce* of $1,220 per ounce in the six months ended 30 June 2024, compared to 582,000 ounces at a cost of sales of $879 million and a total cash cost per ounce* of $1,181 per ounce in the six months ended 30 June 2023. In the
Africa region, joint ventures, gold production (on an attributable basis) increased by 7,000 ounces, or five percent, to 158,000 ounces at a cost of sales of $174 million and a total cash cost per ounce* of $866 per ounce in the six months ended 30 June 2024, compared to
151,000 ounces at a cost of sales of $181 million and a total cash cost per ounce* of $880 per ounce in the six months ended 30 June 2023.
In Ghana, at Iduapriem, gold production increased by 10,000 ounces, or eight percent, to 128,000 ounces at a cost of sales of $167 million and a total cash cost per ounce* of $943 per ounce in the six months ended 30 June 2024, compared to 118,000 ounces at cost of sales of
$195 million and a total cash cost per ounce* of $1,004 per ounce in the six months ended 30 June 2023. Gold production was higher year-
on-year mainly due to four percent higher ore tonnes processed on the back of improved equipment reliability and productivity resulting in higher feed grade to the plant. Cost of sales was lower year-on-year mainly due to lower amortisation as a result of lower deferred stripping amortisation at Teberebie Cut 2a where mining stopped in June 2023 following flooding of the pit, partially offset by higher operating costs related to labour and mining contractors as well as higher royalties paid. Total cash costs per ounce* were lower year-on-year mainly due to higher gold production, partially offset by higher operating costs related to labour and mining contractors as well as higher royalties paid.
At Obuasi, gold production decreased by 9,000 ounces, or eight percent, to 108,000 ounces at a cost of sales of $180 million and a total cash cost per ounce* of $1,269 per ounce in the six months ended 30 June 2024, compared to 117,000 ounces at a cost of sales of $157 million and a total cash cost per ounce* of $1,020 per ounce in the six months ended 30 June 2023. Gold production was lower year-on-year mainly due to lower grades mined, partially offset by higher ore tonnes processed. The head grade declined compared to the same period in the prior year mainly due to low development performance affecting access to planned stopes and paste fill challenges. Cost of sales was higher year-on-year mainly due to higher amortisation, higher operating costs related to labour, cement, reagents, power (price and consumption) and contractors as well as higher royalties paid, partially offset by lower consumption of other materials, engineering and metallurgical stores. Total cash costs per ounce* were higher year-on-year mainly due to higher operating costs related to labour, cement, reagents, power (price and consumption) and contractors as well as higher royalties paid, partially offset by lower consumption of other materials, engineering, and metallurgical stores.
In Guinea, at Siguiri, gold production marginally decreased by 2,000 ounces, or two percent, to 128,000 ounces at a cost of sales of $261 million and a total cash cost per ounce* of $1,791 per ounce in the six months ended 30 June 2024, compared to 130,000 ounces at a cost of sales of $234 million and a total cash cost per ounce* of $1,621 per ounce in the six months ended 30 June 2023. Gold production was marginally lower year-on-year mainly due to lower recovered grades as a result of lower metallurgical recoveries from the treatment of carbonaceous material. Cost of sales were higher year-on-year mainly due to higher amortisation, higher operating costs related to labour, power and consumable stores as well as higher royalties paid, partially offset by lower mining contractor costs. Total cash costs per ounce*
increased year-on-year mainly due to lower gold production and higher operating costs related to labour, power and consumable stores as well as higher royalties paid, partially offset by lower mining contractor costs.
In Tanzania, at Geita, gold production increased by 12,000 ounces, or six percent, to 229,000 ounces at a cost of sales of $310 million and a total cash cost per ounce* of $1,032 per ounce in the six months ended 30 June 2024, compared to 217,000 ounces at a cost of sales of
$293 million and a total cash cost per ounce* of $1,107 per ounce in the six months ended 30 June 2023. Gold production was higher year-
on-year mainly due to higher grades mined and higher ore tonnes processed. Cost of sales was higher year-on-year mainly due to higher tangible asset amortisation, higher operating costs related to labour and consumable stores as well as higher royalties paid, partially offset by lower operating costs related to fuel and reagent. Total cash costs per ounce* decreased year-on-year mainly due to higher gold production as well as lower operating costs related to fuel and reagents, partially offset by higher operating costs related to labour and consumable stores as well as higher royalties paid.
In the DRC, at Kibali, gold production (on an attributable basis) increased by 7,000 ounces, or five percent, to 158,000 ounces at a cost of sales of $174 million and a total cash cost per ounce* of $866 per ounce in the six months ended 30 June 2024, compared to 151,000 ounces at a cost of sales of $181 million and a total cash cost per ounce* of $880 per ounce in the six months ended 30 June 2023. Gold production was higher year-on-year mainly due to higher ore tonnes processed and higher recovered grades. Cost of sales were lower year-
on-year mainly due to favourable ore stockpile inventory movements and lower operating costs related to mining contractors, partially offset by higher royalties paid. Total cash costs per ounce* were lower year-on-year mainly due to higher gold production and lower operating costs related to mining contractors, partially offset by higher royalties paid.
In the Americas region, gold production increased by 23,000 ounces, or ten percent, to 257,000 ounces at a cost of sales of $405 million and a total cash cost per ounce* of $974 per ounce in the six months ended 30 June 2024, compared to 234,000 ounces at a cost of sales of $455 million and a total cash cost per ounce* of $1,185 per ounce in the six months ended 30 June 2023.
In Brazil, at Cuiabá (AGA Mineração), gold production increased by 18,000 ounces, or 16 percent, to 129,000 ounces at a cost of sales of
$164 million and a total cash cost per ounce* of $876 per ounce in the six months ended 30 June 2024, compared to 111,000 ounces at a cost of sales of $222 million and a total cash cost per ounce* of $1,077 per ounce in the six months ended 30 June 2023. Gold production was higher year-on-year mainly due to higher recovered grades, partially offset by lower ore tonnes processed. Cost of sales were lower year-on-year mainly due to lower operating costs resulting from Full Asset Potential initiatives implemented primarily regarding dilution and plant recoveries. Total cash costs per ounce* were lower year-on-year mainly due to higher gold production and lower operating costs resulting from Full Asset Potential initiatives implemented primarily regarding dilution and plant recoveries.
At Serra Grande, gold production increased by 5,000 ounces, or 14 percent, to 42,000 ounces at a cost of sales of $65 million and a total cash cost per ounce* of $1,302 per ounce in the six months ended 30 June 2024, compared to 37,000 ounces at a cost of sales of $80 million and a total cash cost per ounce* of $1,620 per ounce in the six months ended 30 June 2023. Gold production was higher year-on-
year mainly due to higher recovered grades, partially offset by lower ore tonnes processed. Cost of sales was lower year-on-year mainly due to lower operating costs relating to labour and mining contractors. Total cash costs per ounce* were lower year-on-year mainly due to higher gold production and lower operating costs related to labour and mining contractors.
June 2024 Interim report - www.AngloGoldAshanti.com

In Argentina, at Cerro Vanguardia, gold production remained unchanged at 86,000 ounces at a cost of sales of $175 million and a total cash cost per ounce* of $954 per ounce in the six months ended 30 June 2024, compared to a cost of sales of $151 million and a total cash cost per ounce* of $1,128 per ounce in the six months ended 30 June 2023. Cost of sales was higher year-on-year mainly due to higher tangible asset amortisation, higher operating costs related to labour, fuel, power, explosives and services, higher royalties paid and an unfavourable inventory movement. Total cash costs per ounce* were lower year-on-year mainly due to higher by-product revenue related to a higher volume of silver sold (2,192,000 ounces in the six months ended 30 June 2024 vs 1,598,000 ounces in the six months ended 30
June 2023), partially offset by higher operating costs related to labour, fuel, power, explosives and services (annual inflation rate in Argentina for the 12-month period ended 30 June 2024 at 271.5%) as well as higher royalties paid.
In the Australia region, gold production (on an attributable basis) decreased by 19,000 ounces, or seven percent, to 246,000 ounces at a cost of sales of $438 million and a total cash cost per ounce* of $1,393 per ounce in the six months ended 30 June 2024, compared to
265,000 ounces at a cost of sales of $414 million and a total cash cost per ounce* of $1,296 per ounce in the six months ended 30 June
2023. As previously mentioned, a significant rainfall event impacted both Australian operations, and in particular Tropicana, during the first quarter of 2024. Mining and processing activities were temporarily suspended, and site access roads were closed, limiting the delivery of all supplies.
At Sunrise Dam, gold production decreased by 7,000 ounces, or six percent, to 120,000 ounces at a cost of sales of $215 million and a total cash cost per ounce* of $1,436 per ounce in the six months ended 30 June 2024, compared to 127,000 ounces at a cost of sales of $196 million and a total cash cost per ounce* of $1,304 per ounce in the six months ended 30 June 2023. Gold production was lower year-on-year mainly due to lower grades mined, partially offset by higher ore tonnes processed. Cost of sales was higher year-on-year mainly due to higher amortisation and higher underground mining and crushing costs. Total cash costs per ounce* increased year-on-year mainly due to lower gold production as well as higher underground mining and crushing costs.
At Tropicana, gold production (on an attributable basis) decreased by 12,000 ounces, or nine percent, to 126,000 ounces at a cost of sales of $206 million and a total cash cost per ounce* of $1,221 per ounce in the six months ended 30 June 2024, compared to 138,000 ounces at a cost of sales of $202 million and a total cash cost per ounce* of $1,182 per ounce in the six months ended 30 June 2023. Gold production was lower year-on-year mainly due to the impact of the rainfall event at Tropicana which continued into the second quarter of 2024, delaying ore mining. Water was pumped out of the Havana 5 pit, which had been scheduled to be the main source of open pit ore in the first half of
2024. The operation processed proportionally more stockpiled ore during the second quarter of 2024 and ore from Havana 5 has been deferred into the second half of 2024. Cost of sales was higher year-on-year mainly due to higher operating costs related to underground mining and unfavourable inventory movements. Total cash costs per ounce* increased year-on-year mainly due to lower production and higher operating costs related to underground mining.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Comparison of financial performance in the six months ended 30 June 2024 with the six months ended 30 June 2023
Revenue from product sales
Revenue from product sales (excluding equity-accounted joint ventures) increased by $366 million, or 17 percent, from $2,186 million in the six months ended 30 June 2023 to $2,552 million in the six months ended 30 June 2024. The increase in revenue from product sales was mainly due to an increase in gold income and an increase in by-product revenue. Gold income (excluding equity-accounted joint ventures)
increased by $347 million, or 16 percent, from $2,144 million in the six months ended 30 June 2023 to $2,491 million in the six months ended 30 June 2024. The increase in gold income was mainly due to a marginal increase in ounces of gold sold and an increase in the average gold price received per ounce*. Gold sold (excluding equity-accounted joint ventures) marginally increased by 15,000 ounces, or one percent, from 1,118,000 ounces in the six months ended 30 June 2023 to 1,133,000 ounces in the six months ended 30 June 2024, which resulted in an increase in gold income of $29 million. The average gold price received per ounce* increased by $261 per ounce, or fourteen percent, from $1,917 per ounce in the six months ended 30 June 2023 to $2,178 per ounce in the six months ended 30 June 2024, which resulted in an increase in gold income of $318 million. By-product revenue (excluding equity-accounted joint ventures) increased by
$19 million, or 45 percent, from $42 million in the six months ended 30 June 2023 to $61 million in the six months ended 30 June 2024, mainly due to an increase in revenue from silver.
Cost of sales
Cost of sales (excluding equity-accounted joint ventures) marginally increased by $13 million, or one percent, from $1,749 million in the six months ended 30 June 2023 to $1,762 million in the six months ended 30 June 2024. The marginal increase was primarily due to an increase in royalties paid, amortisation of tangible assets, amortisation of right of use assets and inventory change, partially offset by a decrease in operating costs.
Total operating costs
Total operating costs marginally decreased by $40 million, or three percent, from $1,416 million in the six months ended 30 June 2023 to
$1,376 million in the six months ended 30 June 2024. Total operating costs include operating costs (such as salaries and wages, consumable stores, explosives, reagents, logistics, fuel, power, water, contractors’ costs, services and other charges) and royalties paid.
Operating costs decreased by $57 million, or four percent, from $1,325 million in the six months ended 30 June 2023 to $1,268 million in the six months ended 30 June 2024. Operating costs decreased mainly as a result of lower contractors’ costs, consumable stores, reagents, fuel, power and services, partially offset by higher labour costs.
Royalties paid, which are generally calculated as a percentage of revenue, increased by $17 million, or 19 percent, from $91 million in the six months ended 30 June 2023 to $108 million in the six months ended 30 June 2024. The increase in royalty costs was primarily due to an increase in the average gold price received per ounce* and higher gold production.
June 2024 Interim report - www.AngloGoldAshanti.com

Retrenchment costs
Retrenchment costs included in cost of sales of $2 million in the six months ended 30 June 2023 remained unchanged in the six months ended 30 June 2024.
Rehabilitation and other non-cash costs
Rehabilitation and other non-cash costs decreased by $1 million, or eight percent, from $13 million in the six months ended 30 June 2023 to
$12 million in the six months ended 30 June 2024.
Amortisation of tangible, intangible and right of use assets
Amortisation of tangible and right of use assets increased by $29 million, or ten percent, from $300 million in the six months ended 30
June 2023 to $329 million in the six months ended 30 June 2024. There was no amortisation of intangible assets in either of the six months ended 30 June 2023 or 30 June 2024.
Amortisation of tangible assets increased by $25 million, or ten percent, from $261 million in the six months ended 30 June 2023 to $286 million in the six months ended 30 June 2024. The increase was primarily due to higher amortisation at Geita (mainly due to higher mineral reserve development and heavy mobile equipment amortisation) and at Siguiri (mainly due to higher deferred stripping and heavy mobile equipment amortisation resulting from the transition to owner mining operations), partially offset by lower amortisation at Iduapriem (mainly due to lower deferred stripping amortisation at Teberebie Cut 2a where mining stopped in June 2023 following flooding of the pit).
Amortisation of right of use assets increased by $4 million, or ten percent, from $39 million in the six months ended 30 June 2023 to $43 million in the six months ended 30 June 2024, mainly as a result of new leases recognised.
Inventory change
Inventory change increased by $25 million, or 139 percent, from $18 million in the six months ended 30 June 2023 to $43 million in the six months ended 30 June 2024. The increase was primarily due to an increased cost of inventory due to higher volumes of gold processed and higher gold production costs.
Other (expenses) income
Other expenses increased by $4 million, or six percent, from $68 million in the six months ended 30 June 2023 to $72 million in the six months ended 30 June 2024. The higher expenses during the six months ended 30 June 2024 were mainly due to an increase in care and maintenance costs of $45 million and other movements of $9 million, partially offset by a decrease in environmental provisions for legacy tailings storage facilities (“TSFs”) of $15 million, a decrease in legal fees of $16 million mainly related to AngloGold Ashanti’s corporate restructuring in the prior year and credits received on other indirect taxes of $19 million.
Finance costs and unwinding of obligations
Finance costs and unwinding of obligations increased by $9 million, or 12 percent, from $75 million in the six months ended 30 June 2023 to
$84 million in the six months ended 30 June 2024. Finance costs for borrowings increased by $7 million, or 12 percent, from $58 million in the six months ended 30 June 2023 to $65 million in the six months ended 30 June 2024, mainly due to finance costs paid across all of the group’s revolving credit facilities (“RCF”). Finance costs for leases increased by $1 million, or 20 percent, from $5 million in the six months ended 30 June 2023 to $6 million in the six months ended 30 June 2024. Unwinding of obligations increased by $1 million, or eight percent, from $12 million in the six months ended 30 June 2023 to $13 million in the six months ended 30 June 2024.
Share of associates and joint ventures’ profit (loss)
Share of associates and joint ventures’ profit increased by $11 million, or 13 percent, from $84 million in the six months ended 30 June 2023 to $95 million in the six months ended 30 June 2024. The increase was primarily due to an increase in revenue at Kibali as a result of the higher average gold price received per ounce* and higher gold production mainly due to higher ore tonnes processed and higher recovered grades.
Taxation
Taxation expense increased by $148 million, or 133 percent, from an expense of $111 million in the six months ended 30 June 2023 to an expense of $259 million in the six months ended 30 June 2024. The increase in taxation was primarily attributable to higher taxable income as a result of an increase in revenues and higher deferred taxation (mainly due to higher impairments in the comparative period and foreign exchange differences on non-monetary items) in Brazil, and an over-provision in Colombia in the comparative period (as a result of the settlement in the first half of 2023 of the 2011 income and equity tax claims and the 2010 income tax claim). The increase was partially offset by lower taxation in North America (mainly due to lower withholding taxes) and the decrease in the reversal of timing differences in Guinea during the five-year tax holiday period ending 31 December 2024.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
June 2024 Interim report - www.AngloGoldAshanti.com

Comparison of capital expenditure in the six months ended 30 June 2024 with the six months ended 30 June 2023
Capital expenditure of subsidiaries increased by $37 million, or eight percent, from $453 million in the six months ended 30 June 2023 to
$490 million in the six months ended 30 June 2024. This increase was mainly due to an increase of $51 million in sustaining capital expenditure* and a decrease of $14 million in non-sustaining capital expenditure*.
Sustaining capital expenditure* of subsidiaries increased by $51 million, or 15 percent, from $335 million in the six months ended 30 June
2023 to $386 million in the six months ended 30 June 2024. Sustaining capital expenditure* of subsidiaries increased mainly due to higher sustaining capital expenditure* on deferred waste stripping at Geita and Siguiri, higher Mineral Reserve development costs at Obuasi and the acquisition of a new mining fleet at Siguiri, partially offset by a reduction in sustaining capital expenditure* at AGA Mineração mainly due to the continuing suspension of gold concentrate processing activities at the Queiroz metallurgical plant and the CdS mine being placed on care and maintenance in August 2023.
Non-sustaining capital expenditure* of subsidiaries decreased by $14 million, or 12 percent, from $118 million in the six months ended 30
June 2023 to $104 million in the six months ended 30 June 2024. Non-sustaining capital expenditure* of subsidiaries decreased mainly due to lower project capital expenditure at the Geita West Hill Underground project, lower TSF construction capital expenditure at Iduapriem as well as lower project capital expenditure on Phase 3 of the Obuasi redevelopment project, partially offset by an increase in project capital expenditure for waste mining in the Havana cutback project.
Capital expenditure of joint ventures increased by $17 million, or 39 percent, from $44 million in the six months ended 30 June 2023 to $61 million in the six months ended 30 June 2024. This increase was mainly due to an increase of $6 million in sustaining capital expenditure*
and an increase of $11 million in non-sustaining capital expenditure*.
Sustaining capital expenditure* of joint ventures increased by $6 million, or 21 percent, from $28 million in the six months ended 30 June
2023 to $34 million in the six months ended 30 June 2024. Sustaining capital expenditure* of joint ventures increased mainly due to higher waste stripping. Non-sustaining capital expenditure* of joint ventures increased by $11 million, or 69 percent, from $16 million in the six months ended 30 June 2023 to $27 million in the six months ended 30 June 2024. Non-sustaining capital expenditure* of joint ventures increased mainly due to the solar energy project.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Comparison of cash flows in the six months ended 30 June 2024 with the six months ended 30 June 2023
Cash flows from operating activities
Cash flows from operating activities increased by $379 million, or 129 percent, from a net inflow of $293 million in the six months ended 30
June 2023 to a net inflow of $672 million in the six months ended 30 June 2024. The increase in cash flows from operating activities was mainly due to higher cash generated from operations, partially offset by higher taxation paid.
Cash generated from operations increased by $419 million, or 133 percent, from an inflow of $316 million in the six months ended 30 June
2023 to an inflow of $735 million in the six months ended 30 June 2024. The increase was mainly due to higher gold sold, lower operating costs, higher average gold price received per ounce* and lower net working capital cash outflows.
Net cash outflow from operating working capital items (movements in working capital) amounted to $160 million in the six months ended 30
June 2024, compared with an outflow of $186 million in the six months ended 30 June 2023. The outflow from operating working capital in the six months ended 30 June 2024 mainly related to an increase in trade, other receivables and other assets and a decrease in trade and other payables, partially offset by a decrease in inventories.
Cash flows from operating activities were also impacted by movements in the lock-up of value added tax (“VAT”) at Geita in Tanzania as well as foreign exchange controls and export duties at Cerro Vanguardia (“CVSA”) in Argentina. In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) decreased by $14 million, or nine percent, from $153 million at 31 December 2023 to $139 million at 30 June 2024, as a result of processing verified VAT claims against corporate tax payments of $47 million and foreign exchange adjustments of $13 million, partially offset by new claims submitted of $38 million and discounting adjustments of $8 million. AngloGold
Ashanti expects to continue offsetting verified VAT claims against corporate taxes. In Argentina, the net export duty receivables (after discounting provisions) remained unchanged at $4 million at 30 June 2024 when compared to 31 December 2023, mainly due to a weaker exchange rate of the Argentinean peso against the US dollar leading to a reduction in the receivable of $2 million, offset by new claims of $2 million. In addition, CVSA’s cash balance increased by $79 million (equivalent), or 89 percent, from $89 million (equivalent) at 31 December
2023 to $168 million (equivalent) at 30 June 2024. The cash balance is available to be paid to AngloGold Ashanti’s offshore ($34.3 million
(equivalent)) and onshore ($1.4 million (equivalent)) investment holding companies in the form of declared dividends. During June 2024,
CVSA paid offshore dividends of $5 million to AngloGold Ashanti by entering into a currency swap to obtain the necessary US dollars.
Additionally, applications have been made to the Argentinean Central Bank to approve the purchase of US dollars in order to distribute offshore dividends related to the 2019, 2020, 2021 and 2022 financial years of $34.3 million (equivalent) to AngloGold Ashanti. Also, under a special regime established for dividend payments, a new petition to distribute an additional $45 million (equivalent) was submitted to the
Argentinean Central Bank during the third quarter of 2023. While the remaining approvals are pending, the cash remains fully available for
CVSA’s operational and exploration requirements.
Dividends received from joint ventures marginally decreased by $1 million, or three percent, from $37 million in the six months ended 30
June 2023 to $36 million in the six months ended 30 June 2024. In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up at, the Kibali joint venture in the Democratic Republic of the Congo
(“DRC”). During the six months ended 30 June 2024, AngloGold Ashanti’s cumulative cash receipts from the Kibali joint venture, in the form of dividends from Kibali (Jersey) Limited, amounted to $36 million (net of withholding taxes). Kibali (Jersey) Limited received such cash from
Kibali Goldmines S.A. in the form of dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $36 million) and not in the form of loan repayments.AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC decreased by $32 million, or 63 percent, from $51 million at 31 December 2023 to $19 million at 30 June 2024. The cash is fully available for the operational requirements of Kibali Goldmines S.A. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During the six months ended 30 June 2024, AngloGold Ashanti did not recover any VAT offsets or refunds from its operations in
June 2024 Interim report - www.AngloGoldAshanti.com

the DRC. AngloGold Ashanti’s attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government increased by $14 million, or 23 percent, from $60 million at 31 December
2023 to $74 million at 30 June 2024.
Net taxation paid increased by $39 million, or 65 percent, from $60 million in the six months ended 30 June 2023 to $99 million in the six months ended 30 June 2024. The increase in net taxation paid was mainly due to higher provisional tax payments in Ghana and Australia.
Cash flows from investing activities
Cash flows from investing activities amounted to a net outflow of $337 million in the six months ended 30 June 2024, which was $57 million, or 14 percent, lower than a net outflow of $394 million in the six months ended 30 June 2023. The decrease in outflow from investing activities was mainly due to the repayment of loans advanced of $90 million, an increase in interest received of $11 million, an increase in deferred compensation received of $5 million and a decrease in cash restricted for use of $17 million, partially offset by higher capital expenditure of $37 million, an increase in other investments and assets acquired of $18 million, a decrease in dividends from associates and other investments of $6 million and a decrease in proceeds from disposal of tangible assets of $5 million.
Cash flows from financing activities
Cash flows from financing activities amounted to a net outflow of $291 million in the six months ended 30 June 2024, which was a change of
$43 million from a net outflow of $248 million in the six months ended 30 June 2023. The increase in outflow was mainly due to higher repayment of borrowings as well as higher finance costs and dividends paid, partially offset by higher proceeds from borrowings.
Cash inflows from proceeds from borrowings increased by $312 million, from $8 million in the six months ended 30 June 2023 to $320 million for the six months ended 30 June 2024. During the six months ended 30 June 2023, the Company made a further drawdown of $8 million on the $281 million 2021 Geita multi-currency RCF. During the six months ended 30 June 2024, the Company made a further drawdown of $300 million on the US$1.4 billion 2022 multi-currency RCF and a drawdown of $20 million (equivalent) on the AUD portion of the US$1.4 billion 2022 multi-currency RCF.
Cash outflows from repayment of borrowings increased by $346 million, from $74 million in the six months ended 30 June 2023 to $420 million in the six months ended 30 June 2024. During the six months ended 30 June 2023, AngloGold Ashanti repaid $50 million on the $65 million 2022 Siguiri RCF and $24 million on the US$1.4 billion 2022 multi-currency RCF. During the six months ended 30 June 2024, there was a partial repayment of $400 million on the US$1.4 billion 2022 multi-currency RCF and a repayment of $20 million (equivalent) on the
AUD portion of the US$1.4 billion 2022 multi-currency RCF.
Finance costs paid increased by $7 million, from $61 million in the six months ended 30 June 2023 to $68 million in the six months ended 30
June 2024. The increase was mainly due to higher finance costs paid on the $281 million 2021 Geita multi-currency RCF, the $65 million
2022 Siguiri RCF and the US$1.4 billion 2022 multi-currency RCF as a result of higher interest rates and higher drawdowns.
Dividends paid increased by $4 million, from $76 million in the six months ended 30 June 2023 to $80 million in the six months ended 30
June 2024. Dividends declared to non-controlling interests decreased by $6 million, from $6 million in the six months ended 30 June 2023 to nil in the six months ended 30 June 2024. The dividends declared by our non-wholly owned subsidiaries CVSA and Siguiri during the first half of 2023 were paid to their respective non-AGA related shareholders during the second half of 2023. In the six months ended 30 June
2024, the Company declared and paid a dividend of $80 million to its shareholders, compared to a dividend of $76 million declared and paid in the six months ended 30 June 2023. On 6 August 2024, the Company declared an interim dividend of $92 million, or 22 US cents per share, for the six months ended 30 June 2024.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Liquidity
AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2024 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing and the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk, the group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.
Total borrowings (including lease liabilities) decreased by $111 million, or five percent, from $2,410 million at 31 December 2023 to $2,299 million at 30 June 2024. AngloGold Ashanti’s cash and cash equivalents marginally increased by $28 million, or three percent, from $955 million at 31 December 2023 to $983 million at 30 June 2024.
At 30 June 2024, the group had a cash position (cash and cash equivalents) of $983 million, with liquidity comprising the US$1.4 billion 2022 multi-currency RCF of which $1.25 billion was undrawn; the South African R150 million ($8 million) RMB corporate overnight facility which was undrawn; and the $281 million 2021 Geita multi-currency RCF of which $101 million was undrawn, taking overall group liquidity to approximately $2.3 billion. At 30 June 2024, the $65 million 2022 Siguiri RCF was fully drawn.
On 4 July 2024, the maturity of the US$1.4 billion 2022 multi-currency RCF was extended by one year from 9 June 2028 to 9 June 2029, with no further option to extend.
June 2024 Interim report - www.AngloGoldAshanti.com

Supplemental parent guarantor and subsidiary issuer financial information
AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of AngloGold Ashanti plc (the “Guarantor”), has issued three series of outstanding debt securities which are each fully and unconditionally guaranteed by the Guarantor (the “guaranteed debt securities”). The Issuer is a company incorporated under the laws of the Isle of Man that holds all of AngloGold Ashanti’s operations and assets located outside of South Africa. The guaranteed debt securities outstanding as of 30 June 2024 consisted of:
•a $300 million 30-year bond, with a maturity date of 15 April 2040 and a fixed coupon of 6.500% payable semi-annually;
•a $750 million 7-year bond, with a maturity date of 1 November 2028 and a fixed coupon of 3.375% payable semi-annually; and
•a $700 million 10-year bond, with a maturity date of 1 October 2030 and a fixed coupon of 3.750% payable semi-annually.
The Guarantor fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on each of the guaranteed debt securities, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. Each guarantee constitutes unsecured and unsubordinated debt of the Guarantor and ranks equally with all of its other unsecured and unsubordinated debt from time to time outstanding. Each guarantee is or will be effectively subordinated to any of the Guarantor’s existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Guarantor’s subsidiaries (other than the Issuer). As at 30 June 2024, all of the debt of the Guarantor was unsecured. Under the terms of each full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against the Issuer before they proceed directly against the Guarantor.
The following summarised financial information reflects, on a combined basis, the assets, liabilities, and results of operations of the Issuer and the Guarantor (collectively, the “Obligor Group”). Intercompany balances and transactions within the Obligor Group have been eliminated. Amounts attributable to the Obligor Group’s investment in consolidated subsidiaries that have not issued or guaranteed the guaranteed debt securities (the “Non-Obligor Subsidiaries”) have been excluded. The Obligor Group’s amounts due from, amounts due to and transactions with Non-Obligor Subsidiaries have been separately disclosed, if considered to be material. The summarised financial information below should be read in conjunction with AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2024.
Income statement information

	Obligor Group (1)
	Six months	Year
	ended	ended
	Jun	Dec
US Dollar million	2024	2023

Net intergroup dividends, interest, royalties and fees with Non-Obligor Subsidiaries	6	7
Loss for the period	(77)	(103)

(1) The Guarantor’s principal activity is to act as a holding company for AngloGold Ashanti’s operations and had no revenue, costs or expenses for the six months ended 30 June 2024 and the financial year ended 31 December 2023. As a result, revenue, cost of sales and gross profit are not presented. The principal activity of the Issuer is to act as a holding company for all of AngloGold Ashanti’s operations and assets located outside of South Africa.
Statement of financial position information

	Obligor Group
	As at	As at
	Jun	Dec
US Dollar million	2024	2023

ASSETS

Current assets
Receivables due from Non-Obligor Subsidiaries	2,120	2,001
Receivables due from other related parties	145	148
Other current assets	359	500
	2,624	2,649

Non-current assets
Receivables due from other related parties	290	358
Other non-current assets	27	—
	317	358

LIABILITIES

Current liabilities
Payables due to Non-Obligor Subsidiaries	393	391
Other current liabilities	88	86
	481	477

Non-current liabilities	1,869	1,967
June 2024 Interim report - www.AngloGoldAshanti.com

GOLD HEDGES
During the first quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 136,000 ounces of gold for the period from February 2023 to December 2023 in order to manage gold price downside risk associated with Cuiabá partially transitioning to gold concentrate sales and the high cost associated with CdS. During the second quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 47,000 ounces of gold for the period from January 2024 to June 2024. During the fourth quarter of 2023,
AngloGold Ashanti entered into zero-cost collars for a total of approximately 300,000 ounces of gold for the period from January 2024 to
December 2024 in order to manage gold price downside risk of the high costs associated with the Brazilian operations. For the six months ended 30 June 2024, AngloGold Ashanti recorded a realised loss of $23 million in respect of these gold derivatives. At 30 June 2024, the mark-to-market value of the remaining open positions was an unrealised loss of $18 million (at 31 December 2023: an unrealised loss of $15 million).
BRAZIL TSF UPDATE
With respect to the Calcinados TSF, external consultants concluded in March 2024, based on geotechnical and engineering investigations carried out during 2023 and 2024, that the TSF meets the international standards currently considered best practice for post liquefaction factor of safety and therefore no buttressing, or remedial measures in addition to certain measures implemented during 2023, were required for purposes of TSF stability.  The consultants’ risk assessment report was submitted to the federal Brazilian National Mining Agency
(“ANM”), which validated the consultants’ conclusions.  In addition, an update to the decharacterisation plan for the Calcinados TSF is currently being finalised, which plan will be presented to the relevant authorities.
At this time, all three of the TSFs associated with the Queiroz metallurgical plant (Calcinados, Cocuruto and Rapaunha), located in Nova
Lima, have received the required certifications by external consultants relating to on-site emergency response plans or geotechnical stability consistent with ANM standards.
Processing and refining of gold concentrate at the Queiroz metallurgical plant is currently expected to recommence before the end of 2024.
In addition, production of by-product sulphuric acid is expected to recommence concurrently.  Refining of gravimetric gold at the Queiroz metallurgical plant will continue substantially unchanged.
SAFETY UPDATE
Tragically, a fatal light vehicle accident was recorded during May 2024 at Geita, in Tanzania, where a contractor was killed when the light motor vehicle he was driving overturned. Mr. Obeid Katalihawa (47) passed away on 25 May 2024 following injuries sustained. Obeid, a
Tanzanian man employed by drilling contractor STAMICO at Geita for the past four years, is survived by his wife, Ms. Jane Magembe, and his four children, Noelia (20), Rebecca (17), Lewis (11) and Levines (3). We extend our deepest sympathy to the Katalihawa family and loved ones, as well as to Obeid’s colleagues at STAMICO and the Geita operation. An in-depth investigation into the incident has been completed and a clear series of steps were identified to avoid future such accidents.
The Total Recordable Injury Frequency Rate (“TRIFR”), the broadest measure of workplace safety, increased 4% to 1.02 injuries per million hours worked for the first half of 2024, compared to 0.98 injuries per million hours worked for the first half of 2023. By contrast, the TRIFR for the first half of 2024 decreased 14% compared to 1.19 injuries per million hours worked for the second half of 2023. AngloGold Ashanti’s safety strategy, with specific emphasis on the Major Hazard Management standard and critical control verifications, continued to be implemented at all the operations, intensifying employees’ focus on safety practices in all workplaces. AngloGold Ashanti continues to address high consequence incidents through the application of its Major Hazard Management process.
UPDATE ON CAPITAL PROJECTS
Obuasi
Underhand Drift and Fill Trial Update
Obuasi is currently undertaking a trial of the Underhand Drift and Fill (“UHDF”) mining method, which is a more selective mining method that follows the local variations to the orebody and is considered to provide greater control on excavation stability, with reduced dilution and increased mining recovery outcomes.
Milestones achieved:
•Parallel drive was successfully backfilled with paste in April 2024;
•Geotechnical drilling into the paste in May 2024 confirmed the paste had achieved the required strength after the targeted 14 days of curing. SLAG-based binder was used within the Pastefill;
•First blast of development under paste-filled drive occurred in May 2024;
•Development drive under paste completed in May 2024 with a total of 29 meters developed under paste;
•Proof of concept trial of UHDF considered a success;
•Design for full-scale UHDF trial area was reviewed and approved. Development has commenced; and
•3,300L- 336 development commenced in June 2024. This drive will serve as a platform for 8 meters uppers to be mined.
Next steps and progress update:
•Continue with the development of the full-scale trial area on the 3,500 level;
•Development planned to reach the orebody contact by the end of August 2024 to allow ore drive development to commence;
•First reef drive development is expected to commence in September 2024 to the south; and
•In parallel, grade control (RC) drilling in the footwall drive on the 3,500 level is expected to commence in September 2024 to better define the orebody to the north and lower section of the orebody.
June 2024 Interim report - www.AngloGoldAshanti.com

Phase 3
The Obuasi redevelopment project, which was approved in 2018 as a phased approach to return the Obuasi mine to service, has entered the final six months of its project phase. This last phase, known as “phase 3”, is an infrastructure project around the 1,500 meter deep KMS shaft. The objective of this phase is to provide direct access to high-grade Block 11, while also providing additional rock and materials handling capacity to other mining areas. Phase 3 is on track for completion by the end of 2024.
Phase 3 achieved the following milestones:
•Commissioned the pumping system allowing the mine to manage up to a 100-year rainfall event without impacting production;
•Completed reaming of the 945 meters vent raise, setting a record for raising bore and allowing the deeper parts of the mine to be ventilated;
•Completed the entire 41-level material handling system; and
•Dewatered and re-entered 51-level.
The remaining milestones for the next six months before the expected completion at the end of 2024 include:
•Completing of two new ore passes between upper mine and the rail transport level;
•Commissioning and licensing of the 41-level rail and material handling system;
•Installing and commissioning of a lower 51-level shaft loading system; and
•Completing various shaft bottom refurbishments, effectively completing the last level of the KMS return to service.
Tropicana
The Havana underground feasibility study continued to progress through the first half of 2024. A final investment decision is expected to be made this year, with the potential to start development of portal access by year end. Development of a link drive to provide access to additional drill areas between Tropicana and Havana continued during the first half of 2024. The link drive is expected to ultimately link up with the Havana underground.
Tropicana ESG Renewables
The Tropicana renewable energy project remains on track with mechanical installation of the solar farm completed in the second quarter of
2024.  Electrical installation is underway and commissioning of the solar system is planned for the fourth quarter of 2024. Components for wind turbines one and two have been delivered to the site with delivery of the components for turbines three and four expected to be complete by the end of the third quarter of 2024.
The Tropicana renewable energy project is expected to be completed in the first quarter of 2025. The facility is expected to reduce greenhouse gas emissions at Tropicana over the 10 -year life of the power purchase agreement.
Nevada
North Bullfrog Project (“NBP”)
At the conclusion of the feasibility study during the fourth quarter of 2023, the NBP received approval from AngloGold Ashanti’s board of directors to advance detailed engineering. The 30% engineering completeness milestone was achieved at the end of the second quarter of
2024 per the planned engineering schedule. Permitting processes are underway for the NBP with the initial round of public comments on the plan of operations received during the second quarter of 2024. The Company is addressing these comments and developing plan alternatives for incorporation into the US Bureau of Land Management’s (“BLM”) Administrative Draft Environmental Impact Statement
(ADEIS) that will be published immediately ahead of the public scoping meetings that will be held at key communities within Nye County,
Nevada.
Merlin
The Merlin project is in the early stages of a pre-feasibility study (“PFS”), which is focused on options analysis. Work during the first half of
2024 has focused on resource definition drilling in Merlin and developing options for mining based on drilling results completed through the end of the first quarter of 2024. The PFS programme is expected to be completed by the end of 2025.
Quebradona
Following the decision of Colombia’s national environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application related to the Quebradona project, and the confirmation of such decision in April 2022, AngloGold Ashanti has been working to complete the data acquisition required by ANLA. AngloGold Ashanti is in the process of preparing a new Environmental Impact
Assessment in connection with its environmental licence application for the project, which is currently expected to be submitted to ANLA in
2027. In addition, an optimised feasibility study is currently underway to implement improvements in water management, operational flexibility, maintainability and constructability.
CORPORATE UPDATE
Changes to Board of Directors
Effective 22 July 2024, Mr. Bruce Cleaver and Ms. Nicky Newton-King joined AngloGold Ashanti’s board of directors as independent, non-
executive directors. Mr. Cleaver serves as a member of the Audit and Risk Committee and the Social, Ethics and Sustainability Committee,
and Ms. Newton-King serves as a member of the Compensation and Human Resources Committee and the Social, Ethics and Sustainability
Committee.
AngloGold Ashanti increases its investment in G2 Goldfields Inc.
On 1 August 2024, AngloGold Ashanti completed the acquisition of an additional 8,965,365 common shares of G2 Goldfields Inc., a
Canadian gold mining company with exploration properties in Guyana, South America, for a consideration of approximately CAD $13 million.
This acquisition increased AngloGold Ashanti’s ownership interest in G2 Goldfields Inc. to 15% (on a non-diluted basis).
Proposed Tarkwa/Iduapriem Joint Venture
In March 2023, AngloGold Ashanti announced the proposed joint venture between the Iduapriem mine and Gold Fields neighbouring Tarkwa mine in Ghana, that has the potential to create Africa’s largest gold mine. In addition to leveraging operating efficiencies to unlock higher grades and enabling an extension of life to at least 18 years, the proposed joint venture is expected to create compelling shared value for all stakeholders. Since the announcement, AngloGold Ashanti and Gold Fields have been in ongoing engagement with the Government of
Ghana with respect to the proposed transaction. While significant progress has been made, agreement has not yet been reached. The
Company will continue to keep the market updated on any significant developments in this regard.
June 2024 Interim report - www.AngloGoldAshanti.com

Reporting Update
AngloGold Ashanti qualifies as a foreign private issuer (“FPI”) in the United States for purposes of the US Securities Exchange Act of 1934, as amended, is filing annual reports on Form 20-F with the SEC and is furnishing current reports on Form 6-K with the SEC as the SEC has prescribed for FPIs.
As previously announced, AngloGold Ashanti is planning to voluntarily file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC (i.e., the forms that the SEC has prescribed for more comprehensive reporting by US domestic issuers), instead of filing on the reporting forms available to FPIs. AngloGold Ashanti will communicate the proposed date of such transition to voluntary reporting on US domestic forms to the market in advance of that transition. Until it commences voluntary reporting on US domestic forms, AngloGold Ashanti will provide full financial and operational updates, including unaudited condensed consolidated interim financial statements, on a quarterly basis. Such quarterly financial and operational updates will be furnished on current reports on Form 6-K to the SEC.
June 2024 Interim report - www.AngloGoldAshanti.com

GROUP – INCOME STATEMENT

		Six months	Six months
		ended	ended
		Jun	Jun
		2024	2023
US Dollar million	Note	Unaudited	Unaudited

Revenue from product sales	2	2,552	2,186
Cost of sales	3	(1,762)	(1,749)
(Loss) gain on non-hedge derivatives and other commodity contracts		(41)	(2)
Gross profit (loss)		749	435
Corporate administration, marketing and related expenses		(66)	(44)
Exploration and evaluation costs		(105)	(112)
Impairment, derecognition of assets and profit (loss) on disposal		(1)	(126)
Other (expenses) income		(72)	(68)
Finance income		89	57
Foreign exchange and fair value adjustments		(25)	(75)
Finance costs and unwinding of obligations	4	(84)	(75)
Share of associates and joint ventures’ profit (loss)		95	84
Profit (loss) before taxation		580	76
Taxation	5	(259)	(111)
Profit (loss) for the period		321	(35)

Attributable to:
Equity shareholders		311	(39)
Non-controlling interests		10	4
		321	(35)

Basic earnings (loss) per ordinary share (US cents) (1)		74	(9)
Diluted earnings (loss) per ordinary share (US cents) (2)		74	(9)

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

June 2024 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months
	ended	ended
	Jun	Jun
	2024	2023
US Dollar million	Unaudited	Unaudited

Profit (loss) for the period	321	(35)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(10)	(10)
Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations	—	(9)
Net gain (loss) on equity investments	9	(2)
	9	(11)

Other comprehensive income (loss) for the period, net of tax	(1)	(21)

Total comprehensive income (loss) for the period, net of tax	320	(56)

Attributable to:
Equity shareholders	310	(60)
Non-controlling interests	10	4
	320	(56)

June 2024 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at
		Jun	Dec
		2024	2023
US Dollar million	Note	Unaudited	Audited

ASSETS
Non-current assets
Tangible assets		4,596	4,419
Right of use assets		139	142
Intangible assets		105	107
Investments in associates and joint ventures		660	599
Other investments		28	1
Loan receivable		290	358
Inventories		21	2
Trade, other receivables and other assets		228	254
Reimbursive right for post-retirement benefits		37	35
Deferred taxation		16	50
Cash restricted for use		34	34
		6,154	6,001

Current assets
Loan receivable		145	148
Inventories		774	829
Trade, other receivables and other assets (1)		280	199
Cash restricted for use		16	34
Cash and cash equivalents		998	964
		2,213	2,174

Total assets		8,367	8,175

EQUITY AND LIABILITIES
Share capital and premium		433	420
Accumulated losses and other reserves		3,523	3,291
Shareholders’ equity		3,956	3,711
Non-controlling interests		39	29
Total equity		3,995	3,740

Non-current liabilities
Borrowings	7	1,934	2,032
Lease liabilities	7	87	98
Environmental rehabilitation and other provisions (2)		634	636
Provision for pension and post-retirement benefits		67	64
Trade and other payables		5	5
Deferred taxation		435	395
		3,162	3,230

Current liabilities
Borrowings	7	201	207
Lease liabilities	7	77	73
Environmental rehabilitation and other provisions (2)		112	80
Trade and other payables		720	772
Taxation		85	64
Bank overdraft		15	9
		1,210	1,205

Total liabilities		4,372	4,435

Total equity and liabilities		8,367	8,175

(1) The increase in trade, other receivables and other assets is mainly as a result of an increase in prepayments, recoverable taxes and trade receivables.
(2) The increase in environmental rehabilitation and other provisions in total is mainly as a result of an increase in the closure provisions at Brazil due to the finalisation of the design review for the de-characterisation of the tailings storage facilities at Serra Grande ($41m) and the tailings pile reinforcement at
Córrego do Sítio (“CdS”) ($17m), partly offset by provisions utilised  ($13m) and a change in estimate at Obuasi ($20m).
June 2024 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months
		ended	ended
		Jun	Jun
		2024	2023
US Dollar million	Note	Unaudited	Unaudited
Cash flows from operating activities
Cash generated from operations	8	735	316
Dividends received from joint ventures		36	37
Taxation paid		(99)	(60)
Net cash inflow (outflow) from operating activities		672	293

Cash flows from investing activities
Capital expenditure on tangible and intangible assets		(490)	(453)
Dividends from associates and other investments		—	6
Proceeds from disposal of tangible assets		1	6
Deferred compensation received		5	—
Other investments and assets acquired		(18)	—
Loans advanced		(1)	(1)
Decrease (increase) in cash restricted for use		16	(1)
Interest received		60	49
Repayment of loans advanced to joint ventures		90	—
Net cash inflow (outflow) from investing activities		(337)	(394)

Cash flows from financing activities
Proceeds from borrowings		320	8
Repayment of borrowings		(420)	(74)
Repayment of lease liabilities		(43)	(44)
Finance costs - borrowings		(63)	(56)
Finance costs - leases		(5)	(5)
Other borrowing costs		—	(1)
Dividends paid		(80)	(76)
Net cash inflow (outflow) from financing activities		(291)	(248)

Net increase (decrease) in cash and cash equivalents		44	(349)
Translation		(16)	(40)
Cash and cash equivalents at beginning of period		955	1,106
Cash and cash equivalents at end of period (1)		983	717

(1) Cash and cash equivalents at the end of the period is net of a bank overdraft of $15m (Jun 2023: $5m).
June 2024 Interim report - www.AngloGoldAshanti.com

GROUP – STATEMENT OF CHANGES IN EQUITY

	Share capital and premium	Reorganisation reserve	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve (1)	Total	Non- controlling interests	Total equity

US Dollar million

Balance at 31 December 2022 Audited	—	7,239	81	(1,774)	(52)	(13)	(1,441)	4,040	35	4,075
Profit (loss) for the period				(39)				(39)	4	(35)
Other comprehensive income (loss)					(2)		(19)	(21)		(21)
Total comprehensive income (loss)	—	—	—	(39)	(2)	—	(19)	(60)	4	(56)
Shares issued	—	14						14		14
Share-based payment for share awards net of exercised			(9)					(9)		(9)
Dividends paid				(76)				(76)		(76)
Dividends of subsidiaries								—	(6)	(6)
Transfer on derecognition of equity investment				(50)	50			—		—
Translation			(4)	3		1		—		—
Balance at 30 June 2023 Unaudited (2)	—	7,253	68	(1,936)	(4)	(12)	(1,460)	3,909	33	3,942

Balance at 31 December 2023 Audited	420	6,815	76	(2,148)	(4)	(2)	(1,446)	3,711	29	3,740
Profit (loss) for the period				311				311	10	321
Other comprehensive income (loss)					9	—	(10)	(1)		(1)
Total comprehensive income (loss)	—	—	—	311	9	—	(10)	310	10	320
Shares issued	13							13		13
Share-based payment for share awards net of exercised			2					2		2
Dividends paid				(80)				(80)		(80)
Balance at 30 June 2024 Unaudited	433	6,815	78	(1,917)	5	(2)	(1,456)	3,956	39	3,995

(1) Foreign currency translation reserve includes a loss of $1,411m (Dec 2023: $1,411m; Jun 2023: $1,410m) that will not re-cycle through the income statement, and a loss of $45m (Dec 2023: $35m; Jun 2023: $50m) relating to foreign operations that will re-cycle through the income statement on disposal.
(2) The balances as previously reported have been restated due to the corporate restructuring transaction which was completed in September 2023 and reported in the Company’s audited financial statements as at and for the year ended 31 December 2023.
June 2024 Interim report - www.AngloGoldAshanti.com

Segmental reporting
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographical regions of the business.
Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region in addition to the Projects’ segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities.
In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

	Six months	Six months
	ended	ended
	Jun	Jun
	2024	2023
Gold income
US Dollar million	Unaudited	Unaudited

AFRICA	1,699	1,475
Kibali - Attributable 45%	340	298
Iduapriem	289	239
Obuasi	249	242
Siguiri	291	258
Geita	530	438

AUSTRALIA	561	514
Sunrise Dam	272	250
Tropicana - Attributable 70%	289	264

AMERICAS	571	453
Cerro Vanguardia	207	158
AngloGold Ashanti Mineração (1)	273	223
Serra Grande	91	72

	2,831	2,442
Equity-accounted joint venture included above	(340)	(298)
	2,491	2,144

(1) Includes income from sale of gold concentrate.

By-product revenue
US Dollar million	Unaudited	Unaudited

AFRICA	3	2
Kibali - Attributable 45%	1	—
Siguiri	1	1
Geita	1	1

AUSTRALIA	2	2
Sunrise Dam	1	1
Tropicana - Attributable 70%	1	1

AMERICAS	57	38
Cerro Vanguardia	57	37
AngloGold Ashanti Mineração	—	1

	62	42
Equity-accounted joint venture included above	(1)	—
	61	42

June 2024 Interim report - www.AngloGoldAshanti.com

Segmental reporting (continued)

	Six months	Six months
	ended	ended
	Jun	Jun
	2024	2023
Cost of sales
US Dollar million	Unaudited	Unaudited

AFRICA	1,092	1,060
Kibali - Attributable 45%	174	181
Iduapriem	167	195
Obuasi	180	157
Siguiri	261	234
Geita	310	293

AUSTRALIA	438	414
Sunrise Dam	215	196
Tropicana - Attributable 70%	206	202
Administration and other	17	16

AMERICAS	405	455
Cerro Vanguardia	175	151
AngloGold Ashanti Mineração	164	222
Serra Grande	65	80
Administration and other	1	2

CORPORATE AND OTHER	1	1

	1,936	1,930
Equity-accounted joint venture included above	(174)	(181)
	1,762	1,749

Gross profit (1)
US Dollar million	Unaudited	Unaudited

AFRICA	610	417
Kibali - Attributable 45%	167	117
Iduapriem	122	45
Obuasi	69	85
Siguiri	31	23
Geita	221	146
Administration and other	—	1

AUSTRALIA	125	102
Sunrise Dam	57	54
Tropicana - Attributable 70%	85	64
Administration and other	(17)	(16)

AMERICAS	222	37
Cerro Vanguardia	88	44
AngloGold Ashanti Mineração	108	2
Serra Grande	27	(8)
Administration and other	(1)	(1)

CORPORATE AND OTHER	(41)	(4)

	916	552
Equity-accounted joint venture included above	(167)	(117)
	749	435

(1) The Group’s segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit
(loss) to profit (loss) before taxation, refer to the Group income statement.
June 2024 Interim report - www.AngloGoldAshanti.com

Segmental reporting (continued)

	Six months	Six months
	ended	ended
	Jun	Jun
	2024	2023
Amortisation
US Dollar million	Unaudited	Unaudited

AFRICA	203	197
Kibali - Attributable 45%	43	45
Iduapriem	41	66
Obuasi	33	30
Siguiri	25	15
Geita	61	41

AUSTRALIA	83	66
Sunrise Dam	39	25
Tropicana - Attributable 70%	43	40
Administration and other	1	1

AMERICAS	84	80
Cerro Vanguardia	25	19
AngloGold Ashanti Mineração	49	42
Serra Grande	10	19

CORPORATE AND OTHER	2	2

	372	345
Equity-accounted joint venture included above	(43)	(45)
	329	300

Capital expenditure
US Dollar million	Unaudited	Unaudited

AFRICA	355	280
Kibali - Attributable 45%	61	44
Iduapriem	70	70
Obuasi	89	75
Siguiri	43	15
Geita	92	76

AUSTRALIA	86	73
Sunrise Dam	23	22
Tropicana - Attributable 70%	63	51

AMERICAS	91	134
Cerro Vanguardia	28	33
AngloGold Ashanti Mineração	46	74
Serra Grande	17	27

PROJECTS	19	10
Colombian projects	3	5
North American projects	16	5

	551	497
Equity-accounted joint venture included above	(61)	(44)
	490	453

June 2024 Interim report - www.AngloGoldAshanti.com

Segmental reporting (continued)

	As at	As at
	Jun	Dec
	2024	2023
Total assets
US Dollar million	Unaudited	Audited

AFRICA	4,612	4,414
Kibali - Attributable 45%	1,046	1,066
Iduapriem	582	526
Obuasi	1,364	1,288
Siguiri	513	486
Geita	1,102	1,042
Administration and other	5	6

AUSTRALIA	899	942

AMERICAS	1,372	1,254
Cerro Vanguardia	606	524
AngloGold Ashanti Mineração	607	584
Serra Grande	142	127
Administration and other	17	19

PROJECTS	855	833
Colombian projects	191	194
North American projects	664	639

CORPORATE AND OTHER	629	732

	8,367	8,175

June 2024 Interim report - www.AngloGoldAshanti.com

Notes
for the six months ended 30 June 2024
1Basis of preparation
These condensed consolidated interim financial statements of AngloGold Ashanti plc (“AngloGold Ashanti” or the
“Company”) have been prepared in compliance with IAS 34 “Interim Financial Reporting” as issued by the International
Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended
31 December 2023.
The condensed consolidated interim financial statements in this report have been prepared in accordance with the historical cost convention, except for certain financial instruments, which are stated at fair value. The Group’s accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the
Company’s audited financial statements as at and for the year ended 31 December 2023.
2Revenue from product sales

	Six months	Six months
	ended	ended
	Jun	Jun
	2024	2023
US Dollar million	Unaudited	Unaudited

Gold income (1)	2,491	2,144
Spot market sales	2,315	2,053
Concentrate sales (2)	176	91
By-products (1)	61	42
Revenue from product sales	2,552	2,186

(1) The disaggregation of revenue from contracts with customers by primary geographical region is described in the segmental reporting note.
(2) There have been no material provisional price adjustments for the six months ended 30 June 2024.
3Cost of sales

	Six months	Six months
	ended	ended
	Jun	Jun
	2024	2023
US Dollar million	Unaudited	Unaudited

Operating costs (1)	1,268	1,325
Royalties	108	91
Total operating costs	1,376	1,416
Retrenchment costs	2	2
Rehabilitation and other non-cash costs	12	13
Amortisation of tangible assets	286	261
Amortisation of right of use assets	43	39
Inventory change	43	18
	1,762	1,749

(1) Operating costs include salaries and wages, stores and other consumables, fuel power and water, mining contractors (including variable lease payments), labour contractors (including variable lease payments) and consultants, and other expenses (credits).
June 2024 Interim report - www.AngloGoldAshanti.com

4Finance costs and unwinding of obligations

	Six months	Six months
	ended	ended
	Jun	Jun
	2024	2023
US Dollar million	Unaudited	Unaudited

Finance costs - borrowings	65	58
Finance costs - leases	6	5
Unwinding of obligations	13	12
	84	75

The interest included within finance costs is calculated at effective interest rates.
5  Taxation

	Six months	Six months
	ended	ended
	Jun	Jun
	2024	2023
US Dollar million	Unaudited	Unaudited

Current taxation
Current year	178	93
Prior year under (over) provision	6	(7)
	184	86

Deferred taxation
Current year	77	43
Change in estimate	(2)	10
Prior year under (over) provision	—	(1)
Impairment and disposal of tangible assets	—	(27)
	75	25
	259	111

Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The Group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Group is subject to a review of its historical income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the Group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.
Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the Group.
Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the Company’s tax returns for periods from 2005 to 2016 which individually and in the aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. Serra Grande received tax assessments of $40m (Dec. 2023: $39m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.
Colombia - La Colosa
The tax treatment of exploration expenditure has been challenged by the Colombian Tax Authority which resulted in claims for taxes and penalties of $8m (Dec. 2023: $8m) pertaining to the 2010 to 2014 tax years.
These assessments were appealed in 2016 (in the case of La Colosa) and resulted in adverse judgements in the Administrative Court of
Cundinamarca in 2018, which were subsequently appealed by AngloGold Ashanti. The deduction of exploration costs is prohibited from
2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the
June 2024 Interim report - www.AngloGoldAshanti.com

amended legislation. In July 2019, the Supreme Administrative Court (Council of State) issued a ruling that duplicate penalties may not be charged. The impact of the ruling was that certain penalties were waived.
In 2022, the Supreme Administrative Court (Council of State) ruled against the Company upon appeal and ordered it to pay $34m of additional taxes (which included interest) in respect of the 2010 and 2011 tax returns, but it fully waived any related penalties. A revised tax reform was adopted in December 2022 in Colombia, which may lead to a reduction of interest charged on outstanding tax obligations in certain circumstances. In February 2023, the Company paid $25m of additional taxes (which included interest) in respect of the 2011 income and equity tax returns, after taking into account a reduction of $6m in interest under the tax reform, in full settlement of the 2011 income and equity tax claims. In April 2023, the Company paid $3m of additional taxes (which included interest) in full settlement of the 2010 income tax claim. In February and April 2024, the Administrative Court of Cundinamarca ruled against the Company’s tax treatment of exploration expenditure in respect of its 2013 and 2014 tax returns, respectively. The Company appealed these rulings in February and May 2024, respectively. The appeals are currently pending before the Supreme Administrative Court (Council of State) for resolution and may take up to two years to be resolved. Penalties of $8m (Dec. 2023: $8m) pertaining to the 2013 and 2014 tax years were not recognised as a provision and are considered to be contingent, awaiting final judgement from the Colombian courts.
Guinea - Siguiri
The tax dispute with the Guinea Tax Authority relating to certain aspects of Société AngloGold Ashanti de Guinée S.A.’s tax return for the
2010 year of assessment totalling $8m (attributable) at 31 December 2023 was settled during the second quarter of 2024. On 25 April 2024, tax and finance representatives of the Siguiri mine met with the tax authorities and agreed to settle the matter by way of offsetting long outstanding VAT receivable balances against corporate income tax payable. A formal closure notice of the resolution of the dispute was received by Siguiri mine on 3 May 2024.
Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2022 amounting to $354m (Dec.
2023: $369m). In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in
Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita made payments under protest for which a receivable of $22m (Dec. 2023: $23m) was raised.
Management has objected and appealed through various levels of the administrative processes. Management has obtained external legal advice and is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.
6Headline earnings (1)

	Six months	Six months
	ended	ended
	Jun	Jun
	2024	2023
US Dollar million	Unaudited	Unaudited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	311	(39)
Impairment on tangible assets and right of use assets	—	92
Taxation on impairment of tangible assets and right of use assets	—	(21)
Derecognition of assets	—	38
Taxation on derecognition of assets	—	(6)
(Profit) loss on disposal of tangible assets	1	(4)
Impairment (reversal) on equity-accounted investments	1	1
Headline earnings (loss)	313	61

Headline earnings (loss) per ordinary share (US cents) (2)	74	14
Diluted headline earnings (loss) per ordinary share (US cents) (3)	74	14

(1) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS Accounting
Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the
request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”)
applicable to the use and disclosure of Non-GAAP financial measures.

(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Weighted average number of ordinary shares	421,603,201	420,818,545
Dilutive potential of share options	522,570	—
Dilutive weighted average number of ordinary shares	422,125,771	420,818,545

June 2024 Interim report - www.AngloGoldAshanti.com

7Borrowings and lease liabilities
AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at
	Jun	Dec
	2024	2023
US Dollar million	Unaudited	Audited

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,239	1,983
Proceeds from borrowings	320	343
Repayment of borrowings	(420)	(87)
Finance costs paid on borrowings	(58)	(99)
Interest charged to the income statement	60	108
Deferred loan fees	—	(2)
Translation	(6)	(7)
Closing balance	2,135	2,239

Borrowings
Non-current	1,934	2,032
Current	201	207
	2,135	2,239

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	58	99
Commitment fees, utilisation fees and other borrowing costs	5	12
Total finance costs paid	63	111

Reconciliation of lease liabilities

Opening balance	171	186
Lease liabilities recognised	42	83
Repayment of lease liabilities	(43)	(94)
Finance costs paid on lease liabilities	(5)	(11)
Interest charged to the income statement	6	12
Modifications and terminations	(2)	(7)
Translation	(5)	2
Closing balance	164	171

Lease liabilities
Non-current	87	98
Current	77	73
	164	171

June 2024 Interim report - www.AngloGoldAshanti.com

8Cash generated from operations

	Six months	Six months
	ended	ended
	Jun	Jun
	2024	2023
US Dollar million	Unaudited	Unaudited

Profit (loss) before taxation	580	76
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	18	(2)
Amortisation of tangible and right of use assets	329	300
Finance costs and unwinding of obligations	84	75
Environmental, rehabilitation, silicosis and other provisions	(22)	(17)
Impairment, derecognition of assets and (profit) loss on disposal	—	131
Other expenses (income) (non-cash portion)	25	57
Profit (loss) on sale of assets	(1)	(6)
Finance income	(89)	(57)
Share of associates and joint ventures’ (profit) loss	(95)	(84)
Other non-cash movements	56	(23)
Other exchange losses	10	52
Movements in working capital	(160)	(186)
	735	316

Movements in working capital:
(Increase) decrease in inventories	33	(19)
(Increase) decrease in trade and other receivables	(119)	(140)
Increase (decrease) in trade and other payables	(74)	(27)
	(160)	(186)

9Financial risk management activities
Fair value
Fair value is determined using valuation techniques as outlined below, unless the instrument is traded in an active market. Where possible, inputs are based on quoted prices and other market determined variables.
Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:inputs for the asset or liability that are not based on observable market data (unobservable inputs).
June 2024 Interim report - www.AngloGoldAshanti.com

9Financial risk management activities (continued)
The table below represents financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 30 June
2024.

	Fair value	Carrying value	Fair value	Carrying value
	As at Jun	As at Jun	As at Dec	As at Dec
Financial instrument	2024	2024	2023	2023	Valuation method	Significant inputs	Fair value hierarchy of inputs
	Unaudited		Audited
At fair value through profit and loss
Deferred compensation asset - Mponeng (1)	14	14	26	26	Probability weighted discounted cash flow	The production plan over the deferred compensation period and discount rates.	Level 3
Deferred compensation asset - Gramalote (1)	24	24	22	22	Probability weighted discounted cash flow	Stage gate payments over the deferred compensation period and discount rates.	Level 3
Derivative financial liability - gold zero cost collar contracts (2)	33	33	15	15	Black- Scholes- Merton option pricing model	Forward and spot prices, the outstanding number of ounces of gold on open contracts, risk free rates and volatilities.	Level 2
At fair value through other comprehensive income
Listed equity investments	27	27	—	—			Level 1
At amortised cost
Borrowings - Rated bonds	1,594	1,739	1,567	1,738			Level 1
Borrowings - Revolving Credit Facilities	396	396	501	501	Discounted cash flow	Market related interest rates	Level 3
Joint venture loan receivable	435	435	506	506	Discounted cash flow	Market related interest rates	Level 3
(1) Included in the statement of financial position in current and non-current trade, other receivables and other assets.
(2) Included in the statement of financial position in current trade and other payables.
Reconciliation of deferred compensation assets
A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

	As at	As at
	Jun	Dec
	2024	2023
US Dollar million	Unaudited	Audited
Opening balance	48	12
Unwinding of the deferred compensation asset	2	1
Changes in estimates - fair value adjustments (1)	(6)	14
Part repayment of deferred compensation asset	(6)	—
Sale of Gramalote	—	22
Translation	—	(1)
Closing balance	38	48
(1) Included in the income statement in foreign exchange and fair value adjustments

Sensitivity analysis
A reasonably possible change in the number of ounces used in the weighted probability calculation would not have a material impact on the fair value of the deferred compensation asset.

June 2024 Interim report - www.AngloGoldAshanti.com

10Capital commitments

	As at	As at
	Jun	Dec
	2024	2023
US Dollar million	Unaudited	Audited

Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	243	141

(1) The increase is mainly as a result of an increase in commitments at Iduapriem for the tailings storage facility project.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities). As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to relevant Board approvals.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. At 30 June 2024, the
Group was in compliance with all of the financial maintenance covenants per its loan agreements. To the extent that external borrowings are required, the Group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The Group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
11Contractual commitments and contingencies
AngloGold Ashanti’s material contingent liabilities at 30 June 2024 and 31 December 2023 are detailed below:
Litigation claims
On 27 March 2023, Altius Royalty Corporation (“Altius”) initiated arbitration proceedings in Vancouver, B.C., Canada against AngloGold
Ashanti North America Inc. (“AGANA”) regarding the geographic scope of a 1.5 percent net smelter returns royalty. Altius asserts the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Expanded Silicon project as well as claims acquired in 2022 as part of the Corvus Gold Inc. and Coeur Sterling,
Inc. acquisitions. AGANA intends to vigorously defend against Altius’ claims. A tribunal hearing was held in April 2024 and an arbitral decision is expected in due course. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGANA’s obligation in this matter.
Tax claims
For a discussion on tax claims and tax uncertainties refer to note 5.
By order of the Board
J TILK                                                          A CALDERON    G DORAN
Chairman                                                    Chief Executive Officer                                    Chief Financial Officer
6 August 2024
June 2024 Interim report - www.AngloGoldAshanti.com

Dividends
The board of directors of AngloGold Ashanti plc today announces an interim dividend for the six months ended 30 June 2024 of 22 US cents per share.
In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the New York Stock Exchange (NYSE)

2024
Ex-dividend on NYSE	Friday, 30 August
Record date	Friday, 30 August
Payment date	Friday, 13 September
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 22 US cents per ordinary share will be converted to South African rands at the applicable exchange rate.
In compliance with the requirements of Strate and the Johannesburg Stock Exchange (JSE) Listings Requirements, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares on the South African Register

2024
Declaration date	Tuesday, 6 August
Currency conversion rate for South African rands announcement date	Friday, 23 August
Last date to trade ordinary shares cum dividend	Tuesday, 27 August
Ordinary shares trade ex-dividend	Wednesday, 28 August
Record date	Friday, 30 August
Payment date	Friday, 13 September
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP (as defined below)
or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 28
August 2024 and Friday, 30 August 2024, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between Wednesday, 28 August 2024 and Friday, 30 August 2024, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders is expected to be published on Friday, 23 August 2024.
To Beneficial Owners on the Ghana sub-register holding shares through the nominee arrangement with the Central Securities
Depositary (GH) LTD

2024
Currency conversion date	Friday, 23 August
Last date to trade and to register shares cum dividend	Tuesday, 27 August
Shares trade ex-dividend	Wednesday, 28 August
Record date	Friday, 30 August
Approximate payment date of dividend	Friday, 13 September

To Beneficial Owners holding Ghanaian Depositary Shares (GhDSs) and acting by National Trust Holding Company Ltd as depositary agent
100 GhDSs represent one ordinary share

2024
Currency conversion date	Friday, 23 August
Last date to trade and to register GhDSs cum dividend	Tuesday, 27 August
GhDSs trade ex-dividend	Wednesday, 28 August
Record date	Friday, 30 August
Approximate payment date of dividend	Friday, 13 September

Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding GhDSs are advised that the distribution of 22 US cents per ordinary share will be converted to Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of US$1/
¢15.5500, the gross dividend payable per share, is equivalent to ca. ¢3.4210 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Entitlement to interim dividends
A “Shareholder of Record” is a person appearing on the register of members of the Company in respect of ordinary shares at the close of business on the relevant record date. A “Beneficial Owner” is a person who holds ordinary shares of the Company through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).
June 2024 Interim report - www.AngloGoldAshanti.com

Non-GAAP disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-
in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
AngloGold Ashanti’s reporting for subsidiaries has shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting has only impacted subsidiaries with non-controlling interests (i.e., Siguiri and Cerro Vanguardia), whereas joint operations (i.e., Tropicana) which are proportionately consolidated remain unaffected. Joint ventures (i.e., Kibali) which are accounted for under the equity method also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the six-month period ended 30 June 2023 have been adjusted to reflect this change in reporting.
All-in sustaining costs and all-in costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - subsidiaries” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
“All-in costs” is a Non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production. “All-in costs per ounce - subsidiaries” ($/oz) is calculated by dividing the consolidated
US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in costs per ounce - joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Total cash costs
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-
GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - subsidiaries” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce - subsidiaries” is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.
Sustaining capital expenditure
“Sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
June 2024 Interim report - www.AngloGoldAshanti.com

Non-sustaining capital expenditure
“Non-sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance Note on “all-
in sustaining costs” and “all-in costs” metrics during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that “total cash costs”, “all-in sustaining costs” and “all-in costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Reconciliations
A reconciliation of cost of sales as included in AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2024 to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the six-month periods ended 30 June 2024 and 2023 is presented on a total (subsidiaries/joint ventures) and segment basis in Note A. In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine for each of those periods below.
A reconciliation of gold income as included in AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2024 to “average gold price received per ounce” for each of the six-month periods ended 30 June
2024 and 2023 is presented on a total (subsidiaries/joint ventures) basis in Note B.
A reconciliation of capital expenditure as included in AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2024 to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the six-month periods ended 30 June 2024 and 2023 is presented on a total (subsidiaries/joint ventures) and segment basis in Note C.
June 2024 Interim report - www.AngloGoldAshanti.com

ASummary of Operations by mine

For the six months ended 30 June 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	1	174	—	174	167	180	261	310	—	918	215	206	17	438
By-product revenue	—	(1)	—	(1)	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(2)	(43)	—	(43)	(41)	(33)	(25)	(61)	—	(160)	(39)	(43)	(1)	(83)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	65	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	2	—	2	2	—	—	11	—	12	9	5	—	14
Sustaining exploration and study costs	—	—	—	—	—	1	2	4	—	7	—	—	—	—
Total sustaining capital expenditure	—	34	—	34	53	69	43	87	—	252	23	17	—	40
All-in sustaining costs(4)	65	165	—	165	181	216	280	349	—	1,027	207	183	17	408
Non-sustaining capital expenditure	—	27	—	27	17	20	—	5	—	42	—	46	—	46
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	1	—	2	7	1	10	5	2	11	18
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	4	4	—	4	—	(9)	—	—	—	(9)	—	—	—	—
Other provisions	—	—	—	—	—	—	—	(3)	—	(3)	—	—	—	—
All-in costs(4)	68	196	—	196	199	227	282	359	1	1,068	212	231	29	471
Gold sold - oz (000)	—	154	—	154	131	113	130	240	—	614	122	131	—	253
All-in sustaining cost per ounce - $/oz(1)	—	1,078	—	1,078	1,380	1,910	2,144	1,459	—	1,671	1,695	1,398	—	1,609
All-in cost per ounce - $/oz(1)	—	1,278	—	1,280	1,516	2,007	2,161	1,499	—	1,739	1,736	1,759	—	1,861

(1) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining cost (per ounce)”, “all-in cost (per ounce)” and “total cash costs (per ounce)”
may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing subsidiaries.
(4) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
June 2024 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2024
(in US Dollar million, except as otherwise noted)

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries

All-in sustaining costs
Cost of sales per segmental information(2)	175	164	65	1	405	—	174	1,762
By-product revenue	(57)	—	—	—	(57)	—	(1)	(61)
Realised other commodity contracts	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(25)	(49)	(10)	—	(84)	—	(43)	(329)
Adjusted for decommissioning and inventory amortisation	—	—	(1)	—	(1)	—	—	(3)
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	66
Lease payment sustaining	—	14	5	—	19	—	2	46
Sustaining exploration and study costs	3	—	—	—	3	—	—	11
Total sustaining capital expenditure	28	46	17	—	91	3	34	386
All-in sustaining costs(4)	125	174	77	1	376	4	165	1,879
Non-sustaining capital expenditure	—	—	—	—	—	16	27	104
Non-sustaining lease payments	—	1	—	—	1	—	—	2
Non-sustaining exploration and study costs	3	1	—	1	5	62	—	95
Care and maintenance	—	43	—	—	43	2	—	45
Closure and social responsibility costs not related to current operations	—	7	43	—	50	—	4	44
Other provisions	—	—	—	—	—	—	—	(3)
All-in costs(4)	128	225	120	2	475	84	196	2,167
Gold sold - oz (000)	95	130	41	—	266	—	154	1,133
All-in sustaining cost per ounce - $/oz(1)	1,323	1,338	1,848	—	1,414	—	1,078	1,658
All-in cost per ounce - $/oz(1)	1,350	1,732	2,904	—	1,784	—	1,280	1,913

June 2024 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	1	174	—	174	167	180	261	310	—	918	215	206	17	438
- By-product revenue	—	(1)	—	(1)	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
- Inventory change	—	5	—	5	(3)	(6)	(4)	(10)	—	(24)	(3)	(7)	—	(10)
- Amortisation of tangible assets	(2)	(43)	—	(43)	(39)	(33)	(25)	(45)	—	(142)	(31)	(40)	—	(71)
- Amortisation of right of use assets	—	—	—	—	(2)	—	—	(16)	—	(18)	(8)	(3)	(1)	(12)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	2	—	2	(2)	(4)	(2)	(1)	—	(9)	—	—	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs(4)	(1)	137	—	137	121	137	229	236	—	724	172	154	16	343
Gold produced - oz (000)	—	158	—	158	128	108	128	229	—	593	120	126	—	246
Total cash costs per ounce - $/oz(1)	—	866	—	866	943	1,269	1,791	1,032	—	1,220	1,436	1,221	—	1,393

June 2024 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2024
(in US Dollar million, except as otherwise noted)

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries

Total cash costs
Cost of sales per segmental information(2)	175	164	65	1	405	—	174	1,762
- By-product revenue	(57)	—	—	—	(57)	—	(1)	(61)
- Inventory change	(8)	(1)	—	—	(10)	—	5	(43)
- Amortisation of tangible assets	(25)	(38)	(8)	—	(71)	—	(43)	(286)
- Amortisation of right of use assets	—	(11)	(2)	—	(13)	—	—	(43)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(3)	—	—	—	(3)	—	2	(12)
- Retrenchment costs	(1)	(1)	—	—	(2)	—	—	(2)
Total cash costs (4)	82	113	54	1	250	—	137	1,316
Gold produced - oz (000)	86	129	42	—	257	—	158	1,096
Total cash costs per ounce - $/oz(1)	954	876	1,302	—	974	—	866	1,200

June 2024 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	1	181	—	181	195	157	234	293	—	879	196	202	16	414
By-product revenue	—	—	—	—	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
Realised other commodity contracts	5	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(2)	(45)	—	(45)	(66)	(30)	(15)	(41)	—	(152)	(25)	(40)	(1)	(66)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	44	—	—	—	(1)	1	—	—	—	—	—	—	—	—
Lease payment sustaining	—	(1)	—	(1)	2	(1)	1	12	—	14	6	5	1	12
Sustaining exploration and study costs	—	—	—	—	—	—	3	5	—	8	2	—	—	2
Total sustaining capital expenditure	—	28	—	28	43	47	11	57	—	158	22	21	—	43
All-in sustaining costs(4)	48	163	—	163	173	174	233	325	—	905	200	187	16	403
Non-sustaining capital expenditure	—	16	—	16	27	28	4	19	—	78	—	30	—	30
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	1	—	3	4	—	8	1	3	9	13
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	3	2	—	2	—	—	—	—	—	—	—	—	—	—
Other provisions	16	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs(4)	67	181	—	181	201	202	240	349	—	992	201	220	25	446
Gold sold - oz (000)	—	154	—	154	124	125	134	226	—	609	129	137	—	266
All-in sustaining cost per ounce - $/oz(1)	—	1,060	—	1,060	1,396	1,392	1,747	1,436	—	1,486	1,541	1,363	—	1,510
All-in cost per ounce - $/oz(1)	—	1,174	—	1,180	1,618	1,613	1,798	1,544	—	1,629	1,553	1,608	—	1,675

(1) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining cost (per ounce)’’, all-in cost (per ounce)’’and “total cash costs (per ounce)”
may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing subsidiaries.
(4) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
(5) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
June 2024 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Córrego do Sítio	AngloGold Ashanti Mineração(5)	Americas(5)	Subsidiaries(5)

All-in sustaining costs
Cost of sales per segmental information(2)	151	222	80	2	455	—	181	1,749	76	146	379	1,673
By-product revenue	(37)	(1)	—	—	(38)	—	—	(42)	—	(1)	(38)	(42)
Realised other commodity contracts	—	—	—	—	—	—	—	5	—	—	—	5
Amortisation of tangible, intangible and right of use assets	(19)	(42)	(19)	—	(80)	—	(45)	(300)	(5)	(37)	(75)	(295)
Adjusted for decommissioning and inventory amortisation	—	7	—	—	7	—	—	7	—	7	7	7
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	44	—	—	—	44
Lease payment sustaining	—	18	3	—	21	—	(1)	47	5	13	16	42
Sustaining exploration and study costs	4	—	—	—	4	1	—	15	—	—	4	15
Total sustaining capital expenditure	33	74	27	—	134	—	28	335	15	59	119	320
All-in sustaining costs(4)	132	278	91	2	503	1	163	1,860	91	187	412	1,769
Non-sustaining capital expenditure	—	—	—	—	—	10	16	118	—	—	—	118
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	—	—	1
Non-sustaining exploration and study costs	4	2	1	—	7	70	—	98	2	—	5	96
Care and maintenance	—	—	—	—	—	2	—	2	—	—	—	2
Closure and social responsibility costs not related to current operations	—	49	5	—	54	—	2	57	4	45	50	53
Other provisions	—	—	—	—	—	—	—	16	—	—	—	16
All-in costs(4)	136	329	97	2	564	83	181	2,152	97	232	467	2,055
Gold sold - oz (000)	82	123	38	—	243	—	154	1,118	30	93	213	1,088
All-in sustaining cost per ounce - $/oz(1)	1,607	2,252	2,432	—	2,067	—	1,060	1,662	3,031	2,001	1,932	1,624
All-in cost per ounce - $/oz(1)	1,649	2,663	2,587	—	2,318	—	1,180	1,924	3,214	2,486	2,192	1,888
									1,654.00	1,311.00	—
June 2024 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	1	181	—	181	195	157	234	293	—	879	196	202	16	414
- By-product revenue	—	—	—	—	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
- Inventory change	—	(1)	—	(1)	(9)	(5)	(8)	(10)	—	(32)	(5)	3	—	(2)
- Amortisation of tangible assets	(2)	(44)	—	(44)	(64)	(30)	(15)	(29)	—	(138)	(20)	(36)	—	(56)
- Amortisation of right of use assets	—	(1)	—	(1)	(2)	—	—	(12)	—	(14)	(5)	(4)	(1)	(10)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(2)	—	(2)	(1)	(3)	(2)	(1)	—	(7)	1	(1)	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs(4)	(1)	133	—	133	119	119	208	240	—	686	166	163	15	344
Gold produced - oz (000)	—	151	—	151	118	117	130	217	—	582	127	138	—	265
Total cash costs per ounce - $/oz(1)	—	880	—	880	1,004	1,020	1,621	1,107	—	1,181	1,304	1,182	—	1,296

June 2024 Interim report - www.AngloGoldAshanti.com

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Córrego do Sítio	AngloGold Ashanti Mineração(5)	Americas(5)	Subsidiaries(5)

Total cash costs
Cost of sales per segmental information(2)	151	222	80	2	455	—	181	1,749	76	146	379	1,673
- By-product revenue	(37)	(1)	—	—	(38)	—	—	(42)	—	(1)	(38)	(42)
- Inventory change	3	13	—	—	16	—	(1)	(18)	—	13	16	(18)
- Amortisation of tangible assets	(19)	(30)	(16)	—	(65)	—	(44)	(261)	(3)	(27)	(62)	(258)
- Amortisation of right of use assets	—	(12)	(3)	—	(15)	—	(1)	(39)	(2)	(10)	(13)	(37)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(2)	(3)	—	(1)	(6)	—	(2)	(13)	(3)	—	(3)	(10)
- Retrenchment costs	—	(1)	(1)	—	(2)	—	—	(2)	—	(1)	(2)	(2)
Total cash costs(4)	96	188	60	1	345	—	133	1,374	68	120	277	1,306
Gold produced - oz (000)	86	142	37	—	265	—	151	1,112	31	111	234	1,081
Total cash costs per ounce - $/oz(1)	1,128	1,330	1,620	—	1,308	—	880	1,238	2,278	1,077	1,185	1,209

June 2024 Interim report - www.AngloGoldAshanti.com

BAverage gold price received per ounce

	Six months		Six months
	ended		ended
	Jun		Jun
	2024		2023
US Dollar million	Unaudited		Unaudited
	Subsidiaries	Joint Ventures	Subsidiaries (1)	Joint Ventures
Gold income	2,491	340	2,086	298
Realised (loss) gain on non-hedge derivatives	(23)	—	1	—
Adjusted for non-controlling interests	—	—	—	—
Gold income including realised non-hedge derivatives	2,468	340	2,087	298

Gold sold - oz (000)	1,133	154	1,088	154
Average gold price received per ounce - $/oz	2,178	2,219	1,917	1,941

(1) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.
June 2024 Interim report - www.AngloGoldAshanti.com

CCapital expenditure

For the six months ended 30 June 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	—	34	—	34	53	69	43	87	—	252	23	17	—	40
Non-sustaining capital expenditure	—	27	—	27	17	20	—	5	—	42	—	46	—	46
Capital expenditure	—	61	—	61	70	89	43	92	—	294	23	63	—	86

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries

Capital expenditure
Sustaining capital expenditure	28	46	17	—	91	3	34	386
Non-sustaining capital expenditure	—	—	—	—	—	16	27	104
Capital expenditure	28	46	17	—	91	19	61	490
Rounding of figures may result in computational discrepancies.

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	—	28	—	28	43	47	11	57	—	158	22	21	—	43
Non-sustaining capital expenditure	—	16	—	16	27	28	4	19	—	78	—	30	—	30
Capital expenditure	—	44	—	44	70	75	15	76	—	236	22	51	—	73

	AMERICAS									Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Córrego do Sítio	AngloGold Ashanti Mineração (1)	Americas (1)	Subsidiaries (1)

Capital expenditure
Sustaining capital expenditure	33	74	27	—	134	—	28	335	15	59	119	320
Non-sustaining capital expenditure	—	—	—	—	—	10	16	118	—	—	—	118
Capital expenditure	33	74	27	—	134	10	44	453	15	59	119	438
(1) Adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.
June 2024 Interim report - www.AngloGoldAshanti.com

Other information - Exchange rates

	Jun	Jun
	2024	2023
	Unaudited	Unaudited

ZAR/USD average for the year to date	18.72	18.21
ZAR/USD closing	18.19	18.83

AUD/USD average for the year to date	1.52	1.48
AUD/USD closing	1.50	1.50

BRL/USD average for the year to date	5.08	5.07
BRL/USD closing	5.56	4.82

ARS/USD average for the year to date	860.07	212.58
ARS/USD closing	911.75	256.68

June 2024 Interim report - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP:  G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditor: PricewaterhouseCoopers Inc.
Offices
Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax:  +44 (0) 203 968 3325
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone:  +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:  +61 8 9425 4602
Fax:  +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:  +233 303 773400
Fax:  +233 303 778155

Directors
Executive
A Calderon▲º (Chief Executive Officer)
GA Doran▲◊  (Chief Financial Officer)
Non-Executive
JE Tilk§  (Chairman)
KOF Busia△
B Cleaver^*
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
J Magie§
N Newton-King^
DL Sands#
*British §Canadian #American
▲Australian  ◊Irish  ^South African
△Ghanaian  ºColombian
Officers
C Stead
Company Secretary
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
AngloGold Ashanti posts information that may be
important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab
on the main page. This information is updated periodically.
AngloGold Ashanti intends to use its website as a means
of disclosing material non-public information to the public
in a broad, non-exclusionary manner and for complying
with its disclosure obligations. Accordingly, investors
should visit this website regularly to obtain important
information about AngloGold Ashanti, in addition to
following its press releases, documents it files with, or
furnishes to, the United States Securities and Exchange
Commission (SEC) and public conference calls and
webcasts. No material on the AngloGold Ashanti website
forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti
website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: www.computershare.com/investor
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold
Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”,
“estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking.  Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the United States Securities and Exchange
Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.  AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
June 2024 Interim report - www.AngloGoldAshanti.com

Exhibits to Form 6-K

Exhibit Number	Description	Remarks

Exhibit 22	Subsidiary Issuer of Guaranteed Securities	Filed herewith
June 2024 Interim report - www.AngloGoldAshanti.com

Exhibit 22
SUBSIDIARY ISSUER OF GUARANTEED SECURITIES
As of 30 June 2024, AngloGold Ashanti plc (the “Guarantor”) fully and unconditionally guaranteed the following registered debt securities issued by AngloGold Ashanti Holdings plc, a direct wholly-owned subsidiary of the Guarantor:

Name of Subsidiary Issuer	Incorporation	Description of Registered Notes
AngloGold Ashanti Holdings plc	Isle of Man	3.375% Notes due 2028
AngloGold Ashanti Holdings plc	Isle of Man	3.750% Notes due 2030
AngloGold Ashanti Holdings plc	Isle of Man	6.500% Notes due 2040
June 2024 Interim report - www.AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 6 August 2024
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary